

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 24, 2009

Mr. Bruce R. Shaw
Senior Vice President and Chief Financial Officer
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, TX 75201-6915

Re: **Holly Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed February 29, 2008
            File No. 1-03876

Dear Mr. Shaw:

        We have completed our review of your filing and do not, at this time, have any further comments.

                                Sincerely,

                                Karl Hiller
                                Branch Chief